SECURI[illegible] ON

15026456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeweb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

Tradeweb LLC
Statement of Financial Condition
December 31, 2014

Tradeweb LLC
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of Tradeweb LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tradeweb LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Tradeweb LLC
Statement of Financial Condition
December 31, 2014 (in thousands)

Assets		
Cash and cash equivalents	$	38,351
Accounts receivable, net of allowance		14,582
Receivable from affiliate		139
Other assets		201
Total assets	$	53,273
Liabilities and Member's Capital		
Deferred revenue	$	185
Accounts payable and accrued expenses		1,880
Accrued compensation		15,839
Payable to affiliates		10,667
Total liabilities		28,571
Member's capital		24,702
Total liabilities and member's capital	$	53,273

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and registered as an independent introducing broker with the National Futures Association ("NFA"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Tradeweb Markets LLC ("Markets"), an affiliate of the Company.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with original maturities of generally less than three months.

Fair Value Measurement

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value. These instruments include cash and cash equivalents, accounts receivable, receivable from affiliate, accounts payable and accrued expenses and payable to affiliates.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company's accounts receivable, receivable from affiliate, accounts payable and accrued expenses and payable to affiliates are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Tax
The Company, together with its parent Tradeweb Global LLC (the "Parent"), is a multiple member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions. These taxes are included in the provision for income taxes in the Statement of Income. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual members.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Accrued interest and penalties are included within accounts payable and accrued expenses in the Statement of Financial Position.

Share Based Compensation
The Company accounts for share based compensation allocated from Markets in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network

infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $9,768,000, which exceeded its requirement of $1,905,000 by $7,863,000. The Company's ratio of aggregate indebtedness to net capital was 2.92 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2014, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$ 38,149,000
Accounts receivable	10,674,000
Receivable from affiliate	139,000
Payable to affiliates	10,667,000

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

The Company invoices customers for transactions executed on the Tradeweb Network by dealers of the Company's international affiliates and remits these fees to its international affiliates. Also, the Company's international affiliates invoice customers for transactions executed on the Tradeweb Network by dealers of the Company and remits these fees to the Company

The Company invoices dealers and customers for subscriptions and for transactions executed on the Tradeweb Network by dealers and customers of the Company's affiliate TW SEF LLC ("TW SEF") and remits these fees to TW SEF.

Interest income is primarily earned from cash and cash equivalents invested with an affiliate of a member of Markets. Interest rates earned on the cash and cash equivalents are comparable to rates offered to third parties.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

5. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At

December 31, 2014, the Company has established an allowance for doubtful accounts of $474,000 with regard to these receivables.

6. Employees Savings Plan

The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 25% of their annual compensation, subject to certain limits. Markets matches 100% of the employee's contribution, up to 4%, which vests over a four year period of time.

7. Stock Based Compensation Plans

Markets has a stock incentive plan which provides for the grant of stock appreciation rights ("SARs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

The SARs were issued in 2010, 2011, 2012, 2013 and 2014 and have a graded vesting schedule. SARs issued in 2010 and 2011 have an expiration date of December 31, 2014, SARs issued in 2012 have an expiration date of December 31, 2015 and SARs issued in 2013 and 2014 have an expiration date of December 31, 2016. If an employee is terminated without cause, all unvested SARs are forfeited. All vested SARs can only be exercised during a specific period of the year.

All SARs were issued with an exercise price no lower than the fair value at the date of the grant, in accordance with the rules of the stock option plans.

The weighted average fair value of SARs granted during the year at the remeasurement date of December 31, 2014 are $1,862. The weighted average exercise price of SARs granted during the year are $18,197.

The fair value of the awards is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the SARs and options of Markets at December 31, 2014 are as follows:

Weighted Average Expected Life (years)	1.01
Weighted Average Risk Free Interest Rate	0.38%
Weighted Average Expected Volatility	22.72%
Weighted Average Expected Dividend Yield	3.72%

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

8. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 27, 2015, the date that the Company's financial statements were issued.